Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                Registration Statement No. 333-82922
                                Dated: August 13, 2002





                              PROSPECTUS SUPPLEMENT
                     (TO PROSPECTUS DATED FEBRUARY 15, 2002)


                           UNITY WIRELESS CORPORATION
                      (FORMERLY SONIC SYSTEMS CORPORATION)


                        15,057,657 SHARES OF COMMON STOCK



     This prospectus supplement relates to the offer and sale of 9,410,106 shares of the common stock of Unity Wireless Corporation and 5,647,551 shares of the common stock of Unity Wireless Corporation issuable upon the exercise of warrants, as described on the cover page of the prospectus dated February 15, 2002, to which this prospectus supplement is attached.

     This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

                              -------------------

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 2 of the attached prospectus to read about factors that you should consider before buying shares of our common stock.

                               -------------------


     This supplement reflects the transfer of shares and warrants purchased by our former President, CEO and director to Mark Godsy, our Chairman of the Board, on May 24, 2002. In December 2001, the Board of Directors agreed to advance $90,000 to Mr. Robertson to enable him to subscribe for 500,000 units, consisting of one share of common stock and one common stock purchase warrant per unit, in conjunction with a private placement completed on December 24, 2001. The loan principal plus interest is due on December 24, 2003, bears interest at 4% per annum and is secured by the subscribing shares. Mr. Robertson has subsequently left our employment and the units as well as all obligations under the loan were transferred to Mr. Godsy on May 24, 2002. On maturity, the loan and all interest owing on the loan may be repaid either in cash or by Mr. Godsy transferring to us all of the securities comprising the units purchased with the loan. We are holding the units in escrow to secure repayment of the loan.

                              SELLING SHAREHOLDERS

     To reflect the transfer of the shares and warrants from John Robertson to Mark Godsy described above, the description of Mr. Robertson's and Mr. Godsy's holdings set forth below supersedes the information contained in the prospectus with respect to these individuals under the heading "Selling Shareholders - Selling Shareholders Who Acquired Their Shares Through Private Placements."

     Selling shareholders who acquired their shares through private placements

     The following is a list of the Selling Shareholders who own or have the right to acquire 15,057,657 of the registered shares, including 9,410,106 shares of common stock acquired in private placements and 5,647,551 which are acquirable upon the exercise of warrants. Some of these selling shareholders hold or have held a position, office or any other material relationship with us or our predecessors or affiliates within the past three years. See "Directors, Executive Officers, Promoters, and Control Persons." At February 15, 2002, we had 30,915,704 shares of common stock issued and outstanding.

                                                                                    Total Number of
                              Number of      Number of                                 Shares of
                              Shares of        Shares                                 Common Stock
                             Common Stock    Acquirable       Total Number of       to be Offered for
                              Owned on          Upon          Shares of Common           Security        Amount to be Owned
       Name of                February       Exercise of     Stock Beneficially           Holder's       After Offering is
  Selling Shareholder         15, 2002        Warrants             Owned                  Account          Complete(c)
----------------------------------------------------------------------------------------------------------------------------
                                                                  Amount        %                           Amount        %
----------------------------------------------------------------------------------------------------------------------------
John Robertson(1)              203,315             --           203,315        0.7%      0.203,315(2)           --(a)     --
Mark Godsy(3)                3,252,079        562,337         3,949,834(a)    12.8%     11,500,432(4)    2,449,402(a)    7.9%

     (1)  Mr.  Robertson is a former  President,  Chief Executive  Officer and a
          Director.

     (2) Includes 203,315 shares of common stock owned by Mr. Robertson which were previously registered on a registration statement on Form SB-2/A filed with the Securities and Exchange Commission on October 18, 2001.

     (3)  Mr. Godsy is our Chairman and a Director.

     (4) Includes 21,428 shares of common stock owned by Mr. Godsy which were previously registered on a registration statement on Form SB-2/A filed with the Securities and Exchange Commission on October 18, 2001.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     To reflect the transfer of the shares and warrants from John Robertson to Mark Godsy described above, a new paragraph is added after the second paragraph of the section entitled "Certain Relationships and Related Transactions" reading:

     Subsequent to purchasing the unit pursuant to the loan with the Company, Mr. Robertson terminated his employment with the Company and the units as well as all obligations under this loan were transferred to Mark Godsy, our Chairman of the Board, on May 24, 2002. On maturity, the loan and all interest owing on the loan may be repaid either in cash or by Mr. Godsy transferring to us all of the securities comprising the units subscribed for with the loan. We are holding the units in escrow to secure repayment of the loan by Mr. Godsy.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representations to the contrary is a criminal offense.



            The date of this prospectus supplement is August 13, 2002